Exhibit 99.58

Bitfarms Announces New Lease Financing and setting a Corporate Goal to Exceed 3.0 Exahash by the end of 2021

Bitfarms Announces New Lease Financing for an Additional 1,000 New Generation Miners Adding 72 Petahash of Computing Power by the End of November and setting a Corporate Goal to Exceed 3.0 Exahash by the end of 2021

Toronto, Ontario and Brossard, Québec (October 13, 2020) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) is pleased to announce that it has entered into an equipment lease with BlockFills for 1,000 WhatsMiner M31S miners to be delivered and installed by the end of November 2020. The 1,000 new Miners are in addition to the non-binding Letter of Intent (“LOI”) with Blockfills, announced on September 21, 2020, to lease approximately 7,000 new generation miners with a cost of US$12 to $15 million. As previously reported, the equipment covered by the LOI represents approximately 800 to 840 petahash per second (“PH”) of new computing capacity to be added to the Company’s operations by the end of 2020.

New Equipment Lease

On October 8, 2020, the Company entered an equipment lease with BlockFills, for an additional 1,000 WhatsMiner M31S miners for a term of 24 months carrying an implicit annual interest rate of 9.5%. The lease also includes a bargain purchase option which, when exercised, will transfer ownership of the equipment to Bitfarms at end of the lease term for a nominal amount. Bitfarms will make weekly lease payments that will fully retire the capitalized cost of the miners over the term of the lease. The new mining hardware is expected to be fully operational by the end of November and will add approximately 72 PH to the Company’s installed computing power as well as consuming approximately 3.5 megawatts (“MW”) of electricity.

Summary of Aggregate Computing Power Expansion in 2020

Announced:

●	June 2020:	Purchased 1,847 WhatsMiner M20S adding 133 PH of computing power
●	August 2020:	Leased 1,000 WhatsMiner M31S+ adding 82 PH of computing power
●	October 2020:	Leased 2,000 WhatsMiner M31S adding 144 PH of computing power
●	November 2020:	Leased 1,000 WhatsMiner M31S adding 72 PH of computing power

This represents 431 PH of total growth on a year-to-date basis which represents a 55% increase over the Company’s starting capacity of 780 PH as of January 1, 2020. The new miners improve Bitfarms’ computing power-to-electricity efficiency ratio from 14.4 PH/MW to 18.5 PH/MW and bring our average cost per Bitcoin to approximately US$7,200 (based on market conditions on the 12th of October 2020 with a Bitcoin price of US$11,400).

Additional Computing Power Expansion Expected in 2020 per LOI with BlockFills

●	November 2020:	Lease of 4,000 WhatsMiner M31S+ adding 328 PH of computing power
●	December 2020:	Lease of approx. 2,000 WhatsMiner M30S adding 176 PH of computing power

After completion of all leases with BlockFills as per the terms of the LOI, Bitfarms’ estimated expansion in 2020 will total 935 PH. After retirement and sale of previous generation mining equipment, Bitfarms’ entire mining equipment fleet will consist of over 17,000 new generation miners representing 1.31 EH of computational power and an overall efficiency of 21.86 PH/MW, placing it amongst the top of all publicly traded mining operations.

With the successful installation of this new computational capacity, Bitfarms expects that it will bring its average cost per Bitcoin down to approximately US$6,000 by the end of the year (based on market conditions on the 12th of October 2020 with a Bitcoin price of US$11,400).

Emiliano Grodzki, Interim Chief Executive Officer of Bitfarms added, “Bitfarms continues to solidify its position as the industry leader in terms of operational hash rate, efficiency, and financial performance. The new equipment will fully utilize the installed infrastructure at our five high-powered data centers and will immediately be accretive to our financial performance. Unlike many of our competitors, Bitfarms operates all its computing power through its own facilities with wholesale energy prices avoiding costly hosting arrangements that may be terminated by the host with short customary notice periods. This positions Bitfarms uniquely as a sustainable and long-term mining operation.”

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates five computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial-scale data centre operators and capital markets professionals, focused on building infrastructure by developing and hosting one of the industry’s most efficient ecosystem growing around blockchain-based technologies.

For investor and media inquiries, please contact:

Geoff Morphy

+1.647.500.7440

gmorphy@bitfarms.com

To learn more about Bitfarms’ events, developments and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

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